Invictus Signs Arrangement Agreement for Spinout of Poda and Announces Annual General and Special Meeting Date

VANCOUVER, Sept. 11, 2018 /CNW/ - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTCQX: IVITF; FRA: 8IS1) announced today that it has entered into a non-arm's length arrangement agreement dated September 10, 2018 (the "Agreement"), with Poda Technologies Inc. ("Poda") to give effect to the spin-out transaction previously announced on August 21, 2018.

The Agreement, a copy of which will be available under the Company's profile on SEDAR at www.sedar.com, sets out the terms of the statutory plan of arrangement (the "Arrangement") involving Invictus, its security holders, and Poda, which Arrangement, if completed, will result in shareholders of Invictus as at the effective date of the Arrangement (the "Effective Date") being entitled to receive, for each common share of Invictus (an "Invictus Share") held as at such date:

(a)	one post-Arrangement common share of Invictus (a "New Invictus Share"); and

(b)	one common share of Poda (a "Poda Share").

Holders of outstanding Invictus warrants ("Warrants") immediately prior to the Effective Date will receive, upon exercise of each such Warrant at the same original exercise price, one New Invictus Share and one Poda Share, in lieu of the one Invictus Share that was issuable upon exercise of such Warrant immediately prior to the Effective Date.

Invictus will be seeking shareholder approval of the Arrangement at the annual general and special meeting of shareholders scheduled to be held on October 18, 2018 (the "Meeting"), in accordance with the terms of the Agreement and the Business Corporations Act (British Columbia).

At the Meeting, the shareholders of the Company as of the record date (the "Shareholders") will be, among other matters, electing Directors of the Company, appointing the Auditors of the Company, passing an ordinary resolution providing the required annual approval of the Company's 10% "rolling" stock option plan and will also be asked to pass a special resolution approving the Arrangement.

The Notice of the Meeting, along with the Management Information Circular, will be mailed to the Shareholders on September 20, 2018, as well as posted under the Company's profile on SEDAR. The Management Information Circular will describe in detail the matters to be addressed at the Meeting.

Following Shareholder approval of the Arrangement at the Meeting and receipt of requisite regulatory and court approvals, the Effective Date for the exchange and distribution of the common shares of Poda will be announced. Shareholders will receive a notice from the Company's transfer agent, Computershare, with instructions on how to obtain the shares they are entitled to receive under the Arrangement.

Completion of the Arrangement is contingent on completion of closing conditions associated with the Arrangement, such as requisite corporate, regulatory and court approvals.

Poda is engaged in the development of a new and improved vaporization technology. This innovative system provides consumers with consistent performance and uses patent-pending zero cleaning technology. The Poda system can be paired with almost any vaporizable substance, including cannabis, tobacco, e-liquids, concentrates, coffee and more. Other pod-based vaporizers currently on the market require cleaning and produce significant waste. Poda offers biodegradable pods.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman and CEO

Jessica Martin
Vice President, Public Relations and Regulatory Affairs
(604) 537-8676

About Invictus

Invictus is a global cannabis company offering a selection of products under a wide range of lifestyle brands. Our integrated sales approach is defined by five pillars of distribution including medical, adult-use, international, Licensed Producer to Licensed Producer and retail stores.

Invictus has partnered with business leaders to convey our corporate vision, including KISS music legend and business mogul Gene Simmons as our Chief Evangelist Officer, and global branding agency Authentic Brands Group. Invictus is expanding its cultivation footprint, with two cannabis production facilities fully licensed under ACMPR in Canada and a third awaiting approval, featuring 100,000 square feet of available grow space today with 200,000 expected by January 2019 and 1 million by end of 2019. The Company will earmark 50 per cent of production to the medical and recreational markets, respectively. To ensure consistency in quality and supply, Invictus maintains all aspects of the growing process through its subsidiary, Future Harvest Development Ltd., a high-quality Fertilizer and Nutrients manufacturer. Invictus drives sustainable long-term shareholder value through a diversified product portfolio with over 69 Health Canada approved strains and a multifaceted distribution strategy including medical, recreational, international and retail. For more information visit www.invictus-md.com.

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the timing, approval and completion of the Arrangement and related matters and the potential production capacity of Invictus, are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including that Invictus will be successful in reaching its potential production capacity, its production facilities will be completed as anticipated, regulatory approval will be granted as anticipated, Invictus will reach full production capacity on the timeline anticipated by the Company, and no unforeseen construction delays will be experienced. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the Company will not obtain the requisite approvals to complete the Arrangement, Invictus will not be successful in reaching its potential production capacity, its production facilities will not be completed as anticipated, and licenses or approvals being granted on terms or timelines that are materially worse than expected by the Company. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Invictus MD Strategies

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CNW 04:30e 11-SEP-18